3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Brian Katz

direct dial: 215.981.4193

direct fax: 877.767.8438

katzb@pepperlaw.com

January 28, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:

Johnny Gharib, Esq., Staff Attorney

Re:

IGI Laboratories, Inc.

Comments to Registration Statement on Form S-3 filed on December 28, 2010
Commission File No. 333-171446

Ladies and Gentlemen:

On behalf of IGI Laboratories, Inc. (the “Company”), in connection with the Company’s Registration Statement on Form S-3 No. 333-171446 (the “Registration Statement”), we respectfully submit this letter in response to comment number 2 by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 19, 2011 (the “Comment Letter”) and subsequent telephonic discussions between the Staff and us which occurred on January 21, 2011. For convenience of reference, we have recited your comment in bold face type and have followed the comment with the related Company response thereto.

Form S-3

General

1.

We note that you are registering the sale of 1,162,123 shares on behalf of the Life Science Opportunities Funds. We also note that with respect to these selling shareholders the total number of shares registered for resale identified in this registration statement and in the registration statement filed on December 4, 2009 is 18,413,720 shares. Given the size of the combined offerings under these registration statements relative to the number of shares outstanding held by non-affiliates, the

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Securities and Exchange Commission

January 28, 2011

nature of the offering and the total amount of shares being sold by the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering of this size on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors with the respect to the combined offerings:

•

The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•

The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•

The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•

Any relationships among the selling shareholders;

•

The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•

The discount at which the shareholders will purchase the common stock underlying the preferred stock (or any related security, such as a warrant or option) upon conversion or exercise; and

•

Whether or not any of the selling shareholders is in the business of buying and selling securities.

A. Private Placements Should Not Be Integrated

The Company believes that the private placements that were consummated on March 13, 2009 and March 29, 2010 pursuant to which the Life Science Opportunity Funds purchased certain of the Company’s securities should be deemed separate transactions and the related offerings should not be combined in a single registration statement. As further discussed below, the offerings in these private placements consisted of different securities, were not contemplated together, occurred more than a year apart and, with the exception of the Life Science Opportunity Funds, involved different investors.

Securities and Exchange Commission

January 28, 2011

The private placement consummated on March 13, 2009 consisted of the issuance of shares of Series B-1 Convertible Preferred Stock to Life Sciences Opportunities Fund II, L.P. and Life Sciences Opportunities Fund (Institutional) II, L.P. (collectively, the “Fund”), the general partner of which is Signet Healthcare Partners, Inc. (“Signet”)(the “Series B-1 Private Placement”). The Company consummated the Series B-1 Private Placement in order to address working capital needs (including regaining compliance with NYSE Amex continued listing standards) and to gain a longer-term investor to provide capital to the business. The Series B-1 Private Placement was the transaction in which the Fund acquired its ownership interest in the Company. As a private equity investor with significant experience in investing in life sciences companies, Signet, as the general partner of the Fund, viewed the offering as a one-off transaction and an opportunity to become an investor in a company with growth potential. Signet did not view the Series B-1 Private Placement as the first in a series of offerings. Prior to the Series B-1 Private Placement, the Fund did not own any of the Company’s shares.

At the time of the Series B-1 Private Placement no additional private placements were contemplated by the Company nor did the Fund anticipate investing additional funds with the Company in the near future. Approximately one year later, the Company’s working capital was being depleted at an increasing rate. The Company needed to raise money in order to continue its operations and to sustain itself. In addition, the Company needed additional capital to further its goal of moving more into the generic drug manufacturing line of business. At the time, given the economy, the size of the Company and its results of operations, the Company had limited financing options available to it. A private placement, led by preexisting shareholders but including some additional investors, was the most attractive and timely option available. The Company consummated an additional private placement on March 29, 2010, which consisted of the issuance of shares of Series C Convertible Preferred Stock to thirteen shareholders, including the Fund and Jane E. Hager, a member of the Company’s board of directors (the “Series C Private Placement”).

As evidenced by the above facts, other than the fact that the Fund participated in both the Series B-1 Private Placement and the Series C Private Placement, the two offerings have nothing in common. The offerings were consummated by the Company for two entirely different reasons. When the Fund first invested in the Company, it clearly had no contemplation of investing more money in the Company. In fact, quite the opposite, it would have liked nothing more than for its original investment to be sufficient for the Company to achieve its strategic investment. However, as a result of necessity, it had to invest more capital in what became the Series C Private Placement. The securities issued in the Series B-1 Private Placement and the Series C Private Placement were different securities. As a result of the foregoing, it is the Company’s strong belief that the Series B-1 Private Placement and the Series C Private Placement are separate offerings and the Commission should disregard the Series B-1 Private Placement in its review of the Registration Statement.

Securities and Exchange Commission

January 28, 2011

B. Registration Statement Not a Primary Registration

The Company believes that the sale of the securities registered on the Registration Statement and the registration statement filed with the Commission on December 4, 2009 (the “Series B-1 Registration Statement”) by the selling stockholders named therein are appropriately characterized as secondary offerings that are eligible to be made on a continuous or delayed basis under Rule 415(a)(1)(i), and do not, together, constitute an indirect primary offering by the Company. Rule 415(a)(1)(i) allows securities to be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to “[s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary”. The Registration Statement and the Series B-1 Registration Statement have been filed on behalf of the selling stockholders, none of whom is a subsidiary of the Company and the Company is not a subsidiary of any of the selling stockholders.

Applying the specific facts of the transaction involved to the seven factors that you identify, we respectfully submit that, given the totality of the circumstances, the registration of the shares included in the Registration Statement and the Series B-1 Registration Statement complies with the requirements of Rule 415(a)(1)(i). Information about the selling stockholders is based in each case on information supplied by the selling stockholders.

The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities.

The Registration Statement includes shares to be resold by thirteen selling stockholders. Of these, 43.55% of the shares being offered under the Registration Statement are held by the Fund. Each of the selling stockholders purchased the securities in the Series C Private Placement, which was a fully paid arms’ length private placement transaction.

The Series B-1 Registration Statement includes shares to be resold by three selling stockholders. Of these, the bulk of the shares being offered are held by the Fund, which purchased the securities in the fully paid arms’ length Series B-1 Private Placement. Rockport Venture Securities, LLC (“Rockport”), the third selling stockholder under the Series B-1 Registration Statement, served as the placement agent in the Series B-1 Private Placement and it registered a small number of shares of common stock issuable upon exercise of a warrant obtained in the transaction.

Signet has indicated to the Company that the Fund is a private equity fund that has been in business for approximately 11 years. The Fund primarily serves as lead investor to expansion stage companies engaged in specialty pharmaceuticals, medical devices and the pharma services industries. As such, Signet generally seeks investment opportunities in which it can play an active and substantial role in helping management perform to their full potential and create stockholder value.

Securities and Exchange Commission

January 28, 2011

Rockport, the placement agent in the Series B-1 Private Placement, has advised the Company that it is a private placement firm that specializes in raising private equity. Rockport is registered as a broker dealer with the Commission and FINRA (CRD# 113748, SEC# 8-53360). Rockport clients are generally venture stage or publicly traded life science companies.

The Fund in the Series B-1 Private Placement and the selling stockholders in the Series C Private Placement made representations to the Company that they were able to bear the economic risk of their investment, that they were acquiring their securities for their own account and without any intent to resell, and that they understood that they must hold the shares indefinitely unless there was an effective registration or an exemption from registration was available. There is no evidence to suggest that those representations are false. Furthermore, the Company received payment for the securities sold in the Series C Private Placement and the Series B-1 Private Placement and the selling stockholders bear the risk of ownership in such securities.

As is customary in private equity transactions such as the Series C Private Placement and the Series B-1 Private Placement, and for the reasons set forth below in this response letter, the selling stockholders negotiated with the Company for registration rights relating to the securities it would acquire in the private placements. The registration rights were not for the purpose of conducting an indirect primary offering. The Company filed the Registration Statement and the Series B-1 Registration Statement as a result of these individually negotiated registration rights. The manner of the original sales, the amount of time that has elapsed since the original sales took place and the nature of the selling stockholders, indicate that none of the selling stockholders was merely acting as a conduit for the Company in these transactions. Furthermore, each share of Series C Convertible Preferred Stock and Series B-1 Convertible Preferred Stock has a fixed conversion price (subject to customary anti-dilution adjustments). None of the securities have a conversion price that floats or resets based on the market price of the Company’s common stock.

The number of selling shareholders and the percentage of the overall offering made by each shareholder.

The Registration Statement includes shares to be resold by thirteen stockholders, only a portion of which are owned by the Fund. The Fund is registering 1,162,123 shares of common stock issuable upon exercise of shares of Series C Convertible Preferred Stock acquired by the Fund in the Series C Private Placement (including shares issuable upon conversion of accrued dividends on the Series C Convertible Preferred Stock from the issuance date of such shares through February 26, 2011). The shares to be registered on behalf of the Fund constitute 43.55% of the overall offering and the shares to be registered on behalf of the other selling stockholders range from 1.61% to 16.13% of the overall offering.

The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company.

Securities and Exchange Commission

January 28, 2011

The Fund previously participated in the Series B-1 Private Placement and, as a result, beneficially owned approximately 47.7% of the Company’s common stock as set forth in the definitive information statement on Schedule 14C filed with the Commission on July 9, 2009. Pursuant to the terms of the Series B-1 Private Placement, the Fund is entitled to appoint two designees to the Company’s board of directors.

The Jane E. Hager Trust of 1990 is an affiliate of Jane E. Hager, one of our directors and a stockholder.

None of the other selling stockholders owns a large enough beneficial interest to be considered an affiliate of the Company.

None of the selling stockholders has an underwriting relationship with the Company. The length of the holding periods and circumstances under which the securities were acquired described above indicate that, unlike in an underwriting arrangement, the securities were not acquired with a view to distribution. Sales of the securities will be solely for the account of and benefit to the selling stockholders. Further, in connection with any such sales, the selling stockholders will not receive a finder’s fee, commission or other payment from the Company, and the Company will not receive any proceeds from such sales. Further distinguishing the selling stockholders’ arrangements from a traditional underwriting arrangement, none of the acquisitions by the selling stockholders in the Series C Private Placement (or the Series B-1 Private Placement for that matter) was conditioned on the prior effectiveness of a registration statement or otherwise on the selling stockholders’ ability to resell underlying shares. Additionally, the Company received payment for the securities sold in the Series C Private Placement and the selling stockholders bear the risk of ownership in such securities.

As a result of the Series C Private Placement, the Fund beneficially owned approximately 47.9% of the Company’s common stock and Jane E. Hager beneficially owned approximately 19.5% as set forth in the definitive proxy statement on Schedule 14A filed with the Commission on April 16, 2010, and the Fund is entitled to appoint two designees to the Company’s board of directors. The Commission’s Division of Corporation Finance Compliance and Disclosure Interpretations Question 216.14 indicates, however, that “secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.” As discussed herein, none of the selling stockholders is acting as an underwriter or otherwise on behalf of the Company.

Any relationships among the selling shareholders.

Signet is the general partner of the Fund.

Don A. Sanders serves on the board of directors and executive committee of Sanders Morris Harris Group, Inc., the parent company of Sanders Morris Harris Inc. (“SMHI”).

Securities and Exchange Commission

January 28, 2011

SMHI may be deemed to have an affiliation with the Company as a result of the following relationships. Joyce Erony and James Gale, serve on the Company’s board of directors and are associated persons of SMHI. Mr. Gale is the Chief Investment Officer, a manager, and a member of Signet and Ms. Erony is a managing director and member of Signet. Signet is the general partner of the Fund. The Fund beneficially owns 47.9% of the Company’s Common Stock. As the general partner of the Fund, Signet receives a 2% annual management fee and holds a 20% carried interest. SMHI is a member of Signet and has a 50% operating profits percentage and a 40% carried interest percentage, but no management or control rights of Signet. SMHI also provides office space and certain accounting and administrative services to Signet.

Don Weir is a trustee of the Katherine U. Sanders 2003 Children’s Trust.

The Company believes there are no relationships among the other selling stockholders.

The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments.

The Company advises the Staff that it received $1,550,000 in proceeds as a result of the Series C Private Placement. In connection with the Series C Private Placement, the Company incurred legal fees and related offering expenses of approximately $33,000.00, resulting in net proceeds of $1,517,000.00. If a registration statement is not timely filed or declared effective, or in certain other instances, the Company would be required to pay the selling stockholders liquidated damages equal to $3,750 per month until the default is cured or until those shares are no longer subject to the terms of the registration rights agreement.

As set forth in the Registration Statement, from and after the date of the issuance of shares of Series C Convertible Preferred Stock, the holders of the Series C Convertible Preferred Stock are entitled to receive, when and if declared by the board of directors, quarterly dividends at the annual rate of five percent of the original issue price, which equals $1,000 per share, on each outstanding share of Series C Convertible Preferred Stock. The Series C Convertible Preferred Stock dividends accrue, whether or not earned or declared, commencing on the last day of the calendar quarter in which they would otherwise be declared; provided however, that except in the case of a liquidation or conversion of the Company, the Company is under no obligation to pay such dividends unless so declared by the board of directors.

Other than the amounts set forth above, no amounts were paid to or returned or will be paid to or returned to the selling stockholders in connection with the Series C Private Placement.

The discount at which the shareholders will purchase the common stock underlying the preferred stock (or any related security, such as a warrant or option) upon conversion or exercise.

Securities and Exchange Commission

January 28, 2011

Each share of Series C Convertible Preferred Stock is convertible into 1,449.28 shares of the Company’s common stock (calculated by dividing (i) 1,000 by (ii) $0.69, or the closing price of the Company’s common stock on the date of issuance, plus such number of shares of common stock that equal (x) the accrued and unpaid dividends on the Series C Convertible Preferred Stock as of the date of conversion divided by (y) $0.69. The exercise price of all securities are fixed (subject to customary anti-dilution adjustments) and therefore do not have the potentially dilutive impact on the market for common stock.

The Company is unable to predict when the selling stockholders will elect to convert the Series C Convertible Preferred Stock, since conversion is at the option of the holder. Therefore, the Company cannot state whether the selling stockholders will acquire the common stock underlying those securities at any discount at the time of conversion.

Additionally, none of the securities have a conversion price that floats or resets based on the market price of the Company's common stock. Securities having these exercise price features have the potential to exert significant downward pressure on the market price of a company's stock and may be deemed toxic. The conversion price of all securities are fixed (subject to customary anti-dilution adjustments) and therefore do not have the potentially dilutive impact on the market for common stock.

Whether or not any of the selling stockholders are in the business of buying and selling securities.

As stated above, Signet has indicated to the Company that for the past 11 years, the Fund has primarily served as lead investor to expansion stage companies engaged in specialty pharmaceuticals, medical devices and the pharma services industries. Signet seeks investment opportunities in which it can play an active and substantial role in helping management perform to their full potential and create stockholder value. Over the past 11 years, the Fund’s average holding period of its investments is just under 4 years. The Company believes that the foregoing information is strong support for the fact that the registration of the securities in the Registration Statement is not a primary registration meant to facilitate Signet’s immediate distribution of the securities into the market.

C. Additional Information for Comment No. 3 through 14

As stated above, the Company believes that the Series B-1 Private Placement and the Series C Private Placement shall not be integrated for purposes of analyzing whether the Registration Statement is a primary or secondary registration. Furthermore, for the reasons set forth above, the Company believes the offering pursuant to the Registration Statement is a secondary offering. As such, although the Company provided information similar to that requested in Comment No. 4 through 14 in connection with the Series B-1 Private Placement, we do not believe this information is required in a secondary registration. For this reason, in addition to the additional expense the Company would have to incur to prepare such information, the

Securities and Exchange Commission

January 28, 2011

Company respectfully requests that if the Commission concurs with the Company’s position that the Registration Statement is a secondary registration, that the Commission withdraw its Comments No. 3 through 14.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4193.

Very truly yours,

/s/ Brian Katz

Brian Katz

cc:

Charles Moore

Joyce Erony

Justine Kostka